Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-101304

                                ACTIVISION, INC.

                            SUPPLEMENT TO PROSPECTUS

                              DATED AUGUST 5, 2003

     This Prospectus Supplement should be read in conjunction with the Prospectus dated August 5, 2003 (the "Prospectus"), which relates to the issuance from time to time, in one or more offerings, of up to $250,000,000 of any combination of certain securities, described in the Prospectus of Activision, Inc., in connection with our acquisition of the assets, business or securities of other companies whether by purchase, merger, or any other form of business combination.

     On April 29, 2005, we acquired Toys For Bob, Inc. pursuant to an Agreement and Plan of Merger dated as of April 29, 2005 (the "Agreement") among Activision, Inc., Activision Publishing, Inc., TFB Acquisition, Inc., Toys For Bob, Inc. and the three shareholders of Toys For Bob, Inc. In accordance with the Agreement and Plan of Merger, TFB Acquisition (a wholly-owned subsidiary of Activision, Inc.) merged with and into Toys For Bob, Inc., and as a result of the merger, Toys For Bob, Inc. became a wholly-owned subsidiary of Activision.

     Upon completion of the merger, each shareholder of Toys For Bob, Inc. common stock received cash, and upon the achievement of certain criteria with respect to sales of certain video game products over a certain period time, each such shareholder will receive his pro rata share of up to an aggregate of 116,279 shares of Activision common stock, par value $.000001 per share, as contingent consideration. The total value of the shares which may be distributed as contingent consideration is $1,750,000. On May 2, 2005, the closing sale price of our common stock as reported by Nasdaq was $14.72 per share.

     The dollar amount of Toys For Bob, Inc.'s revenues and assets are not significant to our financial condition and results of operations, and the 116,279 shares that may be issued the shareholders of Toys For Bob, Inc. in this transaction, upon the achievement of certain sales targets, represents less than 1% of our issued and outstanding common stock.

     This prospectus supplement is not complete without, and may not be delivered or used, except in connection with, Activision's Prospectus dated August 5, 2003, including any amendments or supplements to that Prospectus.

                   The date of this Prospectus is May 3, 2005.